FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

MAG Silver Corp.

(SEC File No. 0-50437)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F    [x]         Form 40-F     [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:           Yes [  ]              No   [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2004

        “George Young”

GEORGE S. YOUNG

President, CEO

FORM 6K * 2004

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
MAG SILVER CORP>
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 630-1399
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

January 6, 2004

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated February17, 2004 to the TSX Venture Exchange and through January 6, 2004

ITEM 4.	SUMMARY OF MATERIAL CHANGE

MAG Silver Acquires More Ground in Fresnillo-Juanicipio-Zacatecas Trend
ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated February 17, 2004. January 6th, 2004

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION
N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

George Young,  President         Phone: (604) 630-1399

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 6th day of January, 2004.

MAG Silver Corp.

"George Young"

George Young, President

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399      Fax: (604) 484-4710

NR 04-01
TSX-V: MAG	January 6, 2004

MAG SILVER ACQUIRES MORE GROUND IN

FRESNILLO-JUANICIPIO-ZACATECAS TREND

MAG Silver Corp. (TSX-V: MAG) announces the filing of the approximately 65,000 hectare Lagartos 4 Claim in the middle of the Juanicipio-Fresnillo-Zacatecas Silver Trend. The new MAG claim extends over 40 kilometres along the SE-NW trend linking the billion-ounce Zacatecas Silver District (SE end), and the billion-ounce Fresnillo Silver District. Northwest of Fresnillo, MAG’s Juanicipio and Lagartos 1, 2, and 3 claims cover a further 50 kilometres of the trend. MAG is now the largest mineral rights holder in what MAG believes to be the world’s premier silver district. MAG plans to use the successful geological, geochemical and geophysical targeting techniques that it used for drilling at its Juanicipio claim in ongoing regional exploration to continue to define extensions of Fresnillo-style mineralization. A map depicting the MAG property position in relation to the two historic districts, the position of the structures drilled at Juanicipio, and the regional trends of mineralization can be found on the MAG website at www.magsilver.com/s/Juanicipio.asp.

MAG’s successful drilling program at Juanicipio (See Press Release of November 21, 2003) confirmed the concept that the Fresnillo District is more extensive than previously known. This realization resulted in a re-evaluation of the regional structural controls and zoning of the Fresnillo District, leading to the filing of the Lagartos 1, 2, and 3 claims to the northwest of Juanicipio. The geological and geophysical characteristics of this new NW area are remarkably similar to those that successfully guided Juanicipio drilling. Satellite image analysis and regional structural studies show that Lagartos 1-3, Juanicipio and Fresnillo lie along a pronounced regional structural trend that continues an additional 50 kilometres to the historic Zacatecas District. The mineralization previously exploited at Zacatecas was also characterized by epithermal Ag-Au veins with NW-SE and E-W trends, in patterns virtually identical to those of Fresnillo. Alteration styles, including extensive kaolinite alteration of surface volcanic rocks, are also very similar between the two districts.

Given the proven productivity of this trend and similar mineralization and alteration in several places along it, MAG believes that the entire trend is prospective and can be effectively explored using the tools it applied successfully at Juanicipio. Combining Lagartos 4 with MAG’s Juanicipio and Lagartos 1-3 claims gives MAG over 120,000 hectares covering over 60 kilometres along this important silver trend to the SE and NW of Fresnillo. Initial geological and NSAMT geophysical reconnaissance of the claim will begin in early 2004 as Phase 2 drilling of Juanicipio and continued exploration of Lagartos 1-3 are in progress.

MAG President, George Young, said “We are very pleased with our exploration results from Juanicipio and are looking forward to applying the tools we’ve developed to newly recognized prospective ground in the vicinity. It is hard to imagine other places where one can pick up such a large area of prospective ground along a well-defined structural trend hosting at least two world-class Silver-Gold deposits. We believe MAG has an important competitive advantage with the geological and exploration models that we have developed and now we have the ground to press that advantage.”

About MAG Silver Corp.

MAG combines a seasoned management team with exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production. In addition to the Juanicipio and Lagartos properties described in this release, MAG also controls the Guigui project in the historic Santa Eulalia District of Chihuahua, Mexico. Santa Eulalia is the world’s largest known Carbonate Replacement Deposit and has produced nearly 500 million ounces of silver from ores averaging 350 g/T Ag, 8.2% Pb and 7.8% Zn. The known mineralization appears to zone towards a buried intrusive centre that has never been drilled. Drilling at Guigui commenced on October 20, 2003 and will continue into 2004.

MAG also a 100% option interest in the Don Fippi Project, covering the historic Batopilas Mining District.  Batopilas produced some 300,000,000 ounces of silver from native-silver rich ores prior to its abrupt closure during the Mexican Revolution. Consolidated by MAG for the first time since the revolution, the Batopilas District contains numerous targets that will be tested with modern exploration techniques to delineate high-potential targets for drill testing on or adjacent to former producing structures.  Underground work is currently underway at Batopilas.

MAG recently acquired two additional Carbonate Replacement Deposit properties that were the outgrowth of a very well funded regional generative program by a major during the 1990s exploration cycle. Adargas in southern Chihuahua will be drilled in 2004 as soon as drill permits are obtained. Geological and geophysical study of the second property, Cinco de Mayo in northern Chihuahua, will also begin in early 2004, with drilling slated for late 2004.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

George S. Young

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
MAG SILVER CORP>
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 630-1399
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

January 14, 2004

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated February17, 2004 to the TSX Venture Exchange and through January 14, 2004

ITEM 4.	SUMMARY OF MATERIAL CHANGE

MAG Silver Acquires More Ground in Fresnillo-Juanicipio-Zacatecas Trend
ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated February 17, 2004. January 14th, 2004

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION
N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

George Young,  President         Phone: (604) 630-1399

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 19th day of January, 2004.

MAG Silver Corp.

"George Young"

George Young, President

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399      Fax: (604) 484-4710

NR 04-02
TSX-V: MAG	January 14, 2004

MAG SILVER ACQUIRES SIERRA DE RAMIREZ
DISTRICT IN DURANGO, MEXICO

MAG Silver Corp. (TSX-V: MAG) announces the acquisition of an option to purchase a 100% interest in the historic Sierra de Ramirez District covering 4,443 hectares in Durango, Mexico. The Sierra de Ramirez District is a Silver-Lead-Zinc-Copper Carbonate Replacement Deposit (“CRD”) located in south-eastern Durango State. An estimated one million tons of greater than 1000 g/T (>32 oz/T) Silver ore containing high Lead, Zinc and Copper values were produced from the District dating from Spanish Colonial times until the mid-1960s. District mineralization occurs over a wide area, but due to the fractionated ownership pattern of the claims in the past, the mineralization has never been explored systematically. MAG’s option of Minera Rio Tinto’s newly consolidated land package creates the first opportunity in over 75 years to explore the majority of the district as a coherent system. Infrastructure is very good as the district lies right along the main line of the Mexican Northern Railroad, approximately 90 km from Industrias Peñoles’ Torreon smelting complex.

The terms of the option will include issuing 20,000 shares of MAG common stock and paying US$30,000 to the property owners within five days after acceptance of the option agreement by the TSX Venture Exchange. In order to keep the option in force, the option agreement calls for payments of US$50,000 at 12 months, US$25,000 at 18 months, US$100,000 at 24 months, US$25,000 at 30 months, US$150,000 at 36 months, US$25,000 at 42 months, US$225,000 at 48 months, and US$25,000 at 54 months, from the acceptance date. In order to exercise the option, an option payment of US$850,000 is due 60 months from the acceptance date, up to US$500,000 of which MAG, at its option, may pay in shares of its stock valued at the time of the option payment. In addition, in order to maintain the option, MAG must incur exploration expenditures on the property of US$50,000 within 12 months, US$100,000 within 24 months, US$150,000 within 36 months, US$200,000 within 48 months, and US$250,000 within 60 months, from the acceptance date.  At any time prior to 48 months from the acceptance date, MAG, at its option, may pay US$1,000,000 to Rio Tinto to exercise the option, in which case no further payments shall be due, and no further work commitments required, after the time of such payment.  Upon exercise of the option, Minera Rio Tinto retains a sliding scale net smelter return royalty from 2.0% to 3.0% based on the silver price. MAG will issue 25,000 shares of its stock as a finder’s fee to Peter K.M. Megaw in connection with the transaction, upon exchange approval.

Sierra de Ramirez lies along the western edge of the Mexican CRD Belt, in a comparable geological position to such major mining districts as Santa Eulalia (site of MAG’s Guigui Project), Naica, San Martin, Ojuela, Velardeña, and Concepcion del Oro. Recent exploration activity in the region has yielded significant discoveries 110 km to the east at Concepcion del Oro (Western Silver’s Peñasquito Project and Minera Frisco’s Tayahua Mine) and 150 km to the west near Ojuela (Excellon Resources’ Platosa Project). Notably, the CRDs in this WNW-trending portion of the CRD belt extending from Concepcion del Oro, through Sierra Ramirez to MAG’s Adargas Project (See MAG Silver Press Release of December 19, 2003) are distinctly richer in Gold than deposits in the remainder of the belt.

Geologically, Sierra de Ramirez occupies a 7 by 15 km E-W oriented anticlinal fold developed in massive limestone. Known district mineralization consists of very high-grade replacement veins and mantos developed high in the limestone section in areas surrounding several poorly exposed rhyolite intrusions. The limestone should persist to depths of several hundred meters and Mexican Government air-magnetic maps indicate the presence of a large buried stock flanking the district. Exploration of the district will include detailed geological, geochemical, and geophysical studies to determine overall district zoning and ore controls to define the most favourable areas for drilling of large-scale mineralization by late 2004. MAG will commence systematic exploration of the Sierra de Ramirez property immediately, along with its other projects. MAG expects to have drill-ready targets delineated by late second quarter, 2004.

About MAG Silver Corp.

MAG combines a seasoned management team with exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.  MAG controls the Juanicipio and Lagartos properties described in the release dated January 6, 2004, covering 120,000 hectares in the famous Zacatecas/Fresnillo District.  The Juanicipio project lies 5 km from the principal production headframe of the Fresnillo Mine, the largest producing silver mine in the world, and less than 3 km from its westernmost underground workings.  Industrias Peñoles currently produce over 31 million ounces of silver annually from high-grade (23 oz/T Ag plus up to 0.1 oz/T Au) veins.  Production since 1560 is around 700 million ounces of silver, with half of this coming since 1976 when the high-grade Santo Niño style veins currently being mined were found. Current silver reserves exceed 500 million ounces. Recent exploration by Peñoles has focused on tracing veins discovered in the last 6 years westward from the historic mining centre towards Juanicipio.  Peñoles has recently begun ramping up production to over 50 million ounces per year through exploitation of the San Carlos Vein, the biggest of their new western vein discoveries. MAG has completed its first round of drilling and has successfully demonstrated the extension of Fresnillo-style mineralization and grades onto the Juanicipio property (See press releases of August 14, October 14, November 13, December 8 and December 19 2003). The Juanicipio and Lagartos properties are actively being explored for their potential to expand the Fresnillo District mineralization.

In addition, MAG also controls the Guigui project in the historic Santa Eulalia District of Chihuahua, Mexico. Santa Eulalia is the world’s largest known Carbonate Replacement Deposit and has produced nearly 500 million ounces of silver from ores averaging 350 g/T

Ag, 8.2% Pb and 7.8% Zn. The known mineralization appears to zone towards a buried intrusive centre that has never been drilled. Drilling at Guigui commenced on October 20, 2003 and will continue into 2004.

MAG also a 100% option interest in the Don Fippi Project, covering the historic Batopilas Mining District.  Batopilas produced some 300,000,000 ounces of silver from native-silver rich ores prior to its abrupt closure during the Mexican Revolution. Consolidated by MAG for the first time since the revolution, the Batopilas District contains numerous targets that will be tested with modern exploration techniques to delineate high-potential targets for drill testing on or adjacent to former producing structures.  Underground work is currently underway at Batopilas.

MAG recently acquired two additional Carbonate Replacement Deposit properties that were the outgrowth of a very well funded regional generative program by a major during the 1990s exploration cycle. Adargas in southern Chihuahua will be drilled in 2004 as soon as drill permits are obtained. Geological and geophysical study of the second property, Cinco de Mayo in northern Chihuahua, will also begin in early 2004, with drilling slated for late 2004.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.